UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                         PROSPECT MEDICAL HOLDINGS, INC.
        ----------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
        ----------------------------------------------------------------
                         (Title of Class of Securities)


                                    743494106
                       -----------------------------------
                                 (CUSIP Number)


                                December 31, 2005
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the Rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)
         [ ] Rule 13d-1(c)
         [X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 743494106

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1.      NAME OF REPORTING PERSON

        Kevin B. Kimberlin
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2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                       (a) [ ]
                                                                       (b) [X]
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3.      SEC USE ONLY
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4.      CITIZENSHIP OR PLACE OF ORGANIZATION

        USA
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        NUMBER              5.      SOLE VOTING POWER                  734,979
        OF SHARES           ----------------------------------------------------
        BENEFICIALLY        6.      SHARED VOTING POWER                      0
        OWNED BY            ----------------------------------------------------
        REPORTING           7.      SOLE DISPOSITIVE POWER             734,979
        PERSON WITH:        ----------------------------------------------------
                            8.      SHARED DISPOSITIVE POWER                 0
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9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

        734,979
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10.     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    [ ]
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11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        10.6%
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12.     TYPE OF REPORTING PERSON

        IN
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ITEM 1.

         (a) Name of Issuer:

                           Prospect Medical Holdings, Inc. (the "Issuer")

         (b) Address of Issuer's Principal Executive Offices:

                           400 Corporate Pointe, Suite 525
                           Culver City, CA 90230

ITEM 2.

         (a) Name of Person Filing:

                           Kevin B. Kimberlin ("Mr. Kimberlin")

         (b) Address of Principal Business Office:

                    c/o    535 Madison Avenue, 18th Floor
                           New York, NY 10022

         (c)      Citizenship:

                           USA

         (d) Title of Class of Securities:

                           Common Stock, $0.01 par value (the "Common Stock")

         (e) CUSIP Number:

                           743494106

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B) OR (C), CHECK THE STATUS OF THE PERSON FILING.

                           Not applicable.

ITEM 4.  OWNERSHIP.

         (a) Amount beneficially owned:

                           734,979 shares of Common Stock.

         (b) Percent of class:

                           10.6%

         (c) Number of shares as to which the person has:

             (i)   Sole power to vote or to direct the vote:

                           734,979


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             (ii)  Shared power to vote or to direct the vote:

                           -0-

             (iii) Sole power to dispose or to direct the disposition of:

                           734,979

             (iv)  Shared power to dispose or to direct the disposition of:

                           -0-

                   Mr. Kimberlin is the non-member manager of Spencer Trask Investment Partners, LLC, a Delaware limited liability company ("STIP"). Spencer Trask Ventures, Inc., a Delaware corporation ("STVI"), and Trask Partners LLC, a Delaware limited liability company ("Partners"), are each a wholly-owned subsidiary of Spencer Trask & Co., a Delaware corporation ("ST&Co."), of which Mr. Kimberlin is the controlling stockholder.

                   Partners is the general partner of each of Spencer Trask Private Equity Fund I LP, a Delaware limited partnership ("Fund I"), and Spencer Trask Private Equity Fund II LP, a Delaware limited partnership ("Fund II"). The manager of each of Fund I and Fund II is ST Management LLC, a Delaware limited liability company affiliated with ST&Co ("ST Management").

                   Spencer Trask Private Equity Accredited Management Fund III LLC ("STPEA"), a Delaware limited liability company wholly-owned by ST&Co., is the manager of Spencer Trask Private Equity Accredited Fund III LLC, a Delaware limited liability company ("Fund III"). LLC Management Services Inc. a Delaware corporation wholly-owned by ST&Co. ("LMSI"), is the manager of Spencer Trask Illumination Fund LLC ("Illumination Fund"). The principal place of business of each of STIP, ST&Co., STVI, Partners, Fund I, Fund II, ST Management, STPEA, Fund III, LMSI and Illumination Fund is c/o 535 Madison Avenue, 18th floor, New York, NY 10022.

                   On May 9, 2005, the Issuer's Form 10 Registration Statement became effective under the Securities Exchange Act of 1934, as amended. As of that date: 66,667 shares of Common Stock were owned by STIP; 81,818 shares of Common Stock were issuable to Fund I upon conversion of Series A Preferred

                   Stock of the Issuer ("Preferred Stock") then owned by Fund I; 40,909 shares of Common Stock were issuable to Fund II upon conversion of Preferred Stock then owned by Fund II; 51,818 shares of Common Stock were issuable to Fund III upon conversion of Preferred Stock then owned by Fund III; 30,909 shares of Common Stock were issuable to Illumination Fund upon conversion of Preferred Stock then owned by Illumination Fund; 89,919 shares of Common Stock were issuable to STVI upon the exercise of warrants held by STVI into shares of Preferred Stock and the conversion of such shares of Preferred Stock into shares of Common Stock; and 372,939 shares of Common Stock were issuable to STIP upon the exercise of warrants held by STIP into shares of Preferred Stock and the conversion of such shares into Common Stock.

                   On July 27, 2005, the Issuer's Form S-1 registration statement became effective under the Securities Act of 1933, as amended, which resulted in the automatic conversion of all outstanding shares of Preferred Stock into a like number of shares of Common Stock and the automatic conversion of all warrants exercisable for shares of Preferred Stock into warrants exercisable for a like number of shares of Common Stock.

                   As of December 31, 2005: 66,667 shares of Common Stock were owned by STIP; 81,818 shares of Common Stock were owned by Fund I; 40,909 shares of Common Stock were owned by Fund II; 51,818 shares of Common Stock were owned by Fund III; 30,909 shares of Common Stock were owned by Illumination Fund; 89,919 shares of Common Stock were issuable to STVI upon the exercise of warrants held by STVI; and 372,939 shares of Common Stock were issuable to STIP upon the exercise of warrants held by STIP.

                   Based on the Issuer's Form 10-K filed with the Securities and Exchange Commission on December 27, 2005, as of December 20, 2005, 6,840,362 shares of Common Stock were issued and outstanding, and, based on such number, Mr. Kimberlin then indirectly beneficially owned 10.6% of such class of securities.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                   Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                   Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

                   Not Applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                   Not Applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

                   Not Applicable.

ITEM 10. CERTIFICATION.

                   Not Applicable.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2006

                                            /s/ Kevin B. Kimberlin
                                            ----------------------
                                            Kevin B. Kimberlin